Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

NOTICE OF SHAREHOLDERS’ MEETING

All shareholders of Grupo Financiero Galicia S. A. (the “Company”) are invited to the Extraordinary Shareholders’ Meeting (the “Meeting”) to be held on December 14, 2017, at 11:00 AM (first call), at Tte. Gral. Juan D. Perón 430, Basement-Auditorium, Buenos Aires (not the Company’s registered office), with the following AGENDA:

1~~º~~ Appointment of two shareholders to sign the minutes.

2~~º~~ Consideration of the certain Special Balance Sheet and the certain Special Consolidated Split-off Merger Balance Sheet, as of September 30, 2017, relating to the split-off merger of certain assets of Banco de Galicia y Buenos Aires Sociedad Anónima, and the reports of the Supervisory Committee and the External Auditor prepared in accordance with article 83, subsection 1, of the Ley General de Sociedades and by the regulations set by the Comisión Nacional de Valores (N.T. 2013).

3~~º~~ Consideration of the split-off merger relating to Banco de Galicia y Buenos Aires Sociedad Anónima and Grupo Financiero Galicia S.A.’s approval of the Split-off Merger Commitment signed on November 9, 2017.

4~~º~~ Request for authorization to enter into a definitive agreement regarding the split-off merger, to grant the relevant instruments relating to the split-off merger and to carry out the appropriate procedures before any regulatory agencies in order to obtain any required approvals.

Notes:

1)	Shareholders are hereby notified that in order to attend the Meeting, they must deliver a certification evidencing their book-entry shares, as issued by Caja de Valores S.A., on or before December 7, 2017 (from 10:00 a.m. to 4:00 p.m.), at Tte. Gral. Juan D. Perón 430, 25th. Floor, Buenos Aires, so that the shares can be registered in the Meeting’s attendance record book.

2)	Shareholders are hereby reminded that the Argentine National Securities Commission requires compliance with the procedures set forth in Chapter II, Title II of its regulations comprised on (N.T.2013).

A. Enrique Pedemonte

Attorney in law

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.